UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-38712

Pintec Technology Holdings Limited

7th FL, Tower A Sino Ocean International Center,

56 East 4th Ring Road Middle Chaoyang District Beijing

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒          Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 12, 2025
99.2	Share transfer agreement dated November 7, 2025, by and among PINTEC, Vantage Capital Global Limited and Romantic Park Holdings Limited
99.3	Form of debt assignment and assumption agreement

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pintec Technology Holdings Limited

By:	/s/ Xin Yang
	Name:	Xin Yang
	Title:	Chief Financial Officer

Date: November 12, 2025